EXHIBIT 12.3

NEVADA POWER COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Years Ended December 31,
	2016	2015	2014	2013	2012

Earnings available for fixed charges:
Net income	$279	$288	$227	$145	$258
Add (deduct):
Income tax expense	146	162	130	94	138
Fixed charges	185	190	211	220	220
Capitalized interest (allowance for borrowed funds used during construction)	(4)	(3)	(1)	(6)	(5)
	327	349	340	308	353

Total earnings available for fixed charges	$606	$637	$567	$453	$611

Fixed charges -
Interest expense	185	190	211	220	220
Total fixed charges	$185	$190	$211	$220	$220

Ratio of earnings to fixed charges	3.3x	3.4x	2.7x	2.1x	2.8x